UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MYnd Analytics, Inc.
(Name of Issuer)

MYnd Analytics, Inc.
(Exact Name of Issuer as Specified in its Charter)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

62857N103
(CUSIP Number)
Jan Vyhnálek, Na Florenci 2116/15, 110 00 Prague 1, Czech Republic, Tel. +420 226 200 114
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62857N103
1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) 000-00-0000 RSJ Private Equity investiční fond s proměnným základním kapitálem, A.S.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Czech Republic

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 42,250,000 (see Item 5)
	8.	Shared Voting Power 0 (see Item 5)
	9.	Sole Dispositive Power 42,250,000 (see Item 5)
	10.	Shared Dispositive Power 0 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person* 42,250,000 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 28.3%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	All share percentage calculations in this Schedule 13D are based upon 149,467,409 shares of common stock, $0.001 par value per share (“Common Stock”), of MYnd Analytics, Inc. (the “Issuer”), which includes (i) 107,467,409 shares of Common Stock outstanding as of August 15, 2016, as reported on the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2016, filed with the Securities and Exchange Commission on August 15, 2016, and (ii) 42,000,000 shares of Common Stock issuable upon the exercise of currently exercisable warrants to purchase Common Stock.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”), of MYnd Analytics, Inc., a Delaware corporation (the “Issuer” ), and is being filed by RSJ Private Equity investiční fond s proměnným základním kapitálem, A.S. (“RSJ Private Equity” or the “Reporting Person”) with respect to the Common Stock.  The shares of the Common Stock are currently quoted on the OTCQB Venture Marketplace.

The address of the principal executive offices of the Issuer is 26522 La Alameda, Suite 290, Mission Viejo, California 92691.

ITEM 2. IDENTITY AND BACKGROUND

(a)          RSJ Private Equity is a private equity fund organized under the laws of the Czech Republic. RSJ Private Equity is managed by a statutory director and an administrative board, which supervises the statutory director and comprises the statutory director and five other members. The statutory director also serves as chairman of the administrative board. The name, present principal occupation and citizenship of each of the statutory director and other members of the administrative board of RSJ Private Equity (the “Covered Individuals”) is set forth below.

Name of Covered Individual	Present Principal Occupation of Covered Individual	Citizenship of Covered Individual
Jan Vyhnálek	Statutory director and chairman of the administrative board of RSJ Private Equity	Czech Republic
Lukáš Musil	Member of the administrative board of RSJ Private Equity	Czech Republic
Jiří Divoký	Member of the administrative board of RSJ Private Equity	Czech Republic
Libor Winkler	CEO of RSJ a.s.	Czech Republic
Karel Janeček	Investor	Czech Republic
Václav Dejčmar	Investor	Czech Republic

Michal Votruba, an employee of RSJ Private Equity who acts a Director of Life Sciences for the RSJ/Gradus Fund, has been a member of the Issuer’s board of directors since July 30, 2015.

(b)          The principal business address of RSJ Private Equity and the Covered Individuals is Na Florenci 2116/15, Nové Město, PSČ 110 00, Praha 1.

(c)          The principal business of RSJ Private Equity is investment management. RSJ Private Equity manages a broad investment portfolio in real estate, energy industry, agriculture, biotechnologies and other sectors. The present principal occupation of each of the Covered Individuals is set forth in Item 2(a) above.

(d)          During the past five years, RSJ Private Equity and, to RSJ Private Equity’s knowledge, the Covered Individuals, have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the past five years, RSJ Private Equity and, to RSJ Private Equity’s knowledge, the Covered Individuals, have not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          The place of organization of the Reporting Person and the citizenship of each of the Covered Individuals is set forth in Item 2(a) above.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Warrants to Purchase Common Stock and Related Convertible Notes

On December 23, 2015, the Issuer entered into the Second Amended Note & Warrant Agreement (the “A&R Note & Warrant Agreement”) with RSJ Private Equity and the other investors named therein, amending the Original Note Purchase Agreement (as defined below). Pursuant to the A&R Note & Warrant Agreement, on December 23, 2015, RSJ Private Equity was issued a warrant to purchase 22,000,000 shares of Common Stock (the “December Warrant”). Additionally, pursuant to the A&R Note & Warrant Agreement, on December 28, 2015, RSJ Private Equity (i) purchased a note for $750,000 (the “December Note”) and (ii) was issued a note warrant to purchase 15,000,000 shares of Common Stock (the “Note Warrant”). The December Warrant and the Note Warrant became exercisable on the date of their respective issuances, and will expire on the earlier of (i) December 31, 2020 and (ii) 45 days after the date on which the daily closing price of shares of the Common Stock quoted on the OTCQB Venture Marketplace (or other bulletin board or exchange on which the Common Stock is traded or listed) exceeds $0.25 for at least ten consecutive trading days. The source of funds used in purchasing the December Note, December Warrant and Note Warrant was working capital.

On August 9, 2016, pursuant to the A&R Note & Warrant Agreement, the Issuer entered into the Amended and Restated Secured Convertible Promissory Note with RSJ Private Equity (the “August Note”). Under the A&R Note & Warrant Agreement, RSJ Private Equity (i) purchased the August Note for $250,000 and (ii) was issued a warrant to purchase 5,000,000 shares of Common Stock (the “August Warrant”), which has the same exercisability terms as the December Warrant and the Note Warrant. The source of funds used in purchasing the August Note and August Warrant was working capital.

In addition to acquiring the December Note and August Note, RSJ Private Equity had previously purchased notes issued by the Issuer for $750,000 and $350,000 on September 26, 2014 and September 24, 2015, respectively (together with the December Note and the August Note, the “Notes”) pursuant to a Note Purchase Agreement, dated as of September 22, 2014, between the Issuer, RSJ Private Equity and certain other investors named therein, as subsequently amended (the “Original Note Purchase Agreement”). The A&R Note & Warrant Agreement extended the maturity date of all of the Notes to December 31, 2017. The Notes are all convertible into shares of the Issuer’s Common Stock (i) automatically upon the closing of a qualified equity offering by the Issuer with total proceeds of at least $5.0 million, at a conversion price of $0.05 per share, or (ii) voluntarily, within 15 days prior to their maturity on December 31, 2017, at a conversion price of $0.05 per share.

Because the Notes previously were not, and currently are not, convertible within 60 days, RSJ Private Equity did not become a more-than-five-percent beneficial owner of the Common Stock until it acquired the December Warrant, which represented an immediately exercisable right to purchase 22,000,000 shares of Common Stock.

Acquisition of Shares of Common Stock

On April 5, 2016, the Issuer granted and issued to RSJ Private Equity 250,000 shares of Common Stock. Pursuant to an arrangement between RSJ Private Equity and Mr. Votruba, who is a director of the Issuer and an employee of the Reporting Person, such shares were assigned and issued directly to RSJ Private Equity upon grant.

ITEM 4. PURPOSE OF TRANSACTION

The information contained in Items 3 above and 6 below is incorporated herein by reference.

Except as noted herein, the Reporting Person has no present plans or proposals that would relate to or result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.

RSJ Private Equity acquired the Common Stock reported herein for investment purposes and intends to review its investments in the Issuer on a continuing basis. From time to time and at any time in the future, RSJ Private Equity may, subject to any restrictions on it, take such actions with respect to its investment in the Issuer as it deems appropriate. These actions may include: (i) acquiring, upon conversion of the Notes, in the open market or otherwise, additional shares of Common Stock and/or other equity, debt, notes, other securities or derivative or other instruments of the Issuer based upon or relating to the value of the shares of Common Stock (collectively, “Securities”); (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; (iv) entering into certain group or voting arrangements with other shareholders or with the Issuer relating to extraordinary corporate transactions of the Issuer, with respect to any shares of Common Stock issued to the Reporting Person upon conversion of the Notes or the exercise of warrants to acquire Common Stock held by the Reporting Person; (v) seeking to control or publicly influence the management of the Issuer; or (vi) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including business combinations or other extraordinary corporate transactions, sales or purchases of material assets of the Issuer or its subsidiaries, changes in the board of directors or management of the Issuer, changes in the present capitalization or dividend policy of the Issuer, changes to the Issuer’s business or corporate structure, changes in the Issuer’s certificate of incorporation or bylaws, actions that may impede the acquisition of control of the Issuer by any person, collaborations, joint ventures and other business arrangements between or involving the Reporting Person or any affiliate thereof and the Issuer. In addition, as a director of the Issuer and an employee of RSJ Private Equity, Mr. Votruba may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D. In determining whether to carry out any of the above-mentioned actions, RSJ Private Equity may consider factors such as the Issuer’s financial position and strategic direction, actions taken by the Issuer’s board of directors, price levels of the shares of Common Stock, other investment opportunities available to RSJ Private Equity, conditions in the securities market and general economic and industry conditions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	By virtue of the relationships described in Item 3, the Reporting Person beneficially owns 42,250,000 shares of Common Stock, or 28.3% of the Common Stock, which includes: (i) 250,000 shares of Common Stock; (ii) 22,000,000 shares of Common Stock issuable within 60 days under the terms of the December Warrant; (iii) 15,000,000 shares of Common Stock issuable within 60 days under the terms of the Note Warrant; and (iv) 5,000,000 shares of Common Stock issuable within 60 days under the terms of the August Warrant.

RSJ Private Equity is not deemed the beneficial owner, and disclaims beneficial ownership, of the shares of Common Stock issuable upon conversion of the Notes in aggregate principal amount of $2,100,000, because the Notes are not convertible within 60 days. Consequently, no shares of Common Stock issuable upon conversion of the Notes have been included in the number of shares of Common Stock beneficially owned by RSJ Private Equity.

(b)	RSJ Private Equity beneficially owns 42,250,000 shares of Common Stock as to which there is a sole power to vote. RSJ Private Equity is deemed the beneficial owner of zero shares as to which there is a shared power to vote. RSJ Private Equity beneficially owns 42,250,000 shares of Common Stock over which it has the sole power to dispose. RSJ Private Equity is deemed the beneficial owners of zero shares of Common Stock as to which there is a shared power to dispose.

All share percentage calculations in this Schedule 13D are based upon 149,467,409 shares of Common Stock, which includes: (i) 107,467,409 shares of Common Stock outstanding as of August 15, 2016, as reported on the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2016, filed with the Securities and Exchange Commission on August 15, 2016; and (ii) 42,000,000 shares of Common Stock issuable upon the exercise of the December Warrant, the Note Warrant and the August Warrant, each of which is currently exercisable.

(c)	Except as disclosed in this Schedule 13D, during the past 60 days, the Reporting Person has not entered into any transaction in the Common Stock.

(d)	No person other than the Reporting Person has (i) the right to receive or the power to direct the receipt of dividends from the shares of the Common Stock to which this Schedule 13D relates or (ii) the right to receive or the power to direct the receipt of the proceeds from the sale of such shares.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information contained in Items 3 and 4 above is incorporated herein by reference.

In addition to the agreements described in Item 3 above, the material contracts, relationships, understandings or agreements between RSJ Private Equity and other persons with respect to the securities of the Issuer are listed below:

Second Amended and Restated Note & Warrant Agreement

The description of the A&R Note & Warrant Agreement in Item 3 above is incorporated herein by reference.

On August 15, 2016, the Issuer and certain investors party to the A&R Note & Warrant Agreement, including RSJ Private Equity, entered into an amendment to the A&R Note & Warrant Agreement to extend the time during which (i) secured convertible promissory notes and (ii) warrants to acquire Common Stock in an amount equal to 100% of the Note, exercisable at $0.05 per share of Common Stock, could be issued under the A&R Note & Warrant Agreement from August 11, 2016 to September 1, 2016. The amendment was entered into to enable the Issuer to issue secured convertible promissory notes and warrants to acquire Common Stock under the A&R Note & Warrant Agreement to certain plaintiffs in connection with the settlement of certain claims filed by the plaintiffs against the Issuer.

Amended and Restated Security Agreement

On December 23, 2015, the Issuer entered into an Amended and Restated Security Agreement (the “Amended and Restated Security Agreement”) with each of the 16 accredited investors party to the A&R Note & Warrant Agreement, including RSJ Private Equity (the “Secured Parties”), pursuant to which the Issuer granted and pledged its security interest in all of its right, title and interest in, to and under all intellectual property rights related to its Psychiatric EEG Evaluation Registry (the “IP Rights”) to the Secured Parties as collateral for the Notes. Under the Amended and Restated Security Agreement, a representative of the Secured Parties may obtain and sell or otherwise dispose of the IP Rights upon the occurrence of an event of default (as defined in the applicable Notes) for the benefit of the Secured Parties. The Amended and Restated Security Agreement amends and replaces an earlier security agreement, dated as of September 22, 2014, between the Issuer and certain investors party to the Original Note Purchase Agreement.

Amended and Restated Registration Rights Agreement

On December 23, 2015, the Issuer entered into an Amended and Restated Registration Rights Agreement with RSJ Private Equity and other holders of registrable securities then outstanding (each, together with RSJ Private Equity, a “Holder”), pursuant to which (i) Holders may request the Issuer to effect the registration of all or part of the registrable securities owned by such Holder making the request, (ii) if the Issuer proposes to register any of its securities for its own account or the account of a Holder, it is obligated to give each Holder written notice of such registration and, upon notice by the Holder, use its reasonable best efforts to include such Holder’s registrable security in such registration, and (iii) the Issuer must file all reports required under all U.S. securities laws. The Amended and Restated Registration Rights Agreement amends an earlier registration rights agreement, dated as of September 22, 2014, between the Issuer, RSJ Private Equity and certain other investors party to the Original Note Purchase Agreement.

Representative Secured Party Agreement

On April 15, 2015, the Issuer entered into a Representative Secured Party Agreement with RSJ Private Equity and other noteholders of the Issuer (together with RSJ Private Equity, the “Noteholders”), pursuant to which each of the Noteholders appointed and authorized RSJ Private Equity to act as representative secured party. Under the Representative Secured Party Agreement, the Noteholders authorized RSJ Private Equity to take (or not take) action under the A&R Note & Warrant Agreement or the Amended and Restated Security Agreement in the best interests of the Noteholders to (i) preserve the value of the IP Rights, (ii) protect the lien granted to the Noteholders under the Amended and Restated Security Agreement and (iii) maintain the perfection of the security interests in the IP Rights granted to the Noteholders under the Amended and Restated Security Agreement.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

(1)	Representative Secured Party Agreement, dated April 15, 2015, between the Issuer (f/k/a CNS Response, Inc.), RSJ Private Equity, John Pappajohn, Thomas T. and Elizabeth C. Tierney Family Trust, Declaration of Trust of Robert J. Follman and Carole A. Follman, dated August 14, 1979, Oman Ventures, LLC, Biobrit, LLC, Michael L. Meyer Living Trust, Gladys Fenner Gay LeBreton, and Frank L. Peters.

(2)	Form of Note Purchase Agreement, dated as of September 22, 2014, between the Issuer (f/k/a CNS Response, Inc.) and the investors named therein (incorporated by reference to Exhibit 10.89 to the Issuer’s annual report on Form 10-K for the fiscal year ended September 30, 2014, filed on December 29, 2014).

(3)	Form of Convertible Promissory Note (incorporated by reference to Exhibit 4.4 to the Issuer’s annual report on Form 10-K for the fiscal year ended September 30, 2014, filed on December 29, 2014).

(4)	Form of Security Agreement, dated as of September 22, 2014, between the Issuer (f/k/a CNS Response, Inc.), and the secured parties named therein (incorporated by reference to Exhibit 10.90 to the Issuer’s annual report on Form 10-K for the fiscal year ended September 30, 2014, filed on December 29, 2014).

(5)	Form of Registration Rights Agreement, dated as of September 22, 2014, between the Issuer (f/k/a CNS Response, Inc.), RSJ Private Equity and the holders named therein (incorporated by reference to Exhibit 10.91 to the Issuer’s annual report on Form 10-K for the fiscal year ended September 30, 2014, filed on December 29, 2014).

(6)	Form of Second Amended and Restated Note and Warrant Purchase Agreement, dated as of December 23, 2015, between the Issuer and the investors named therein (incorporated by reference to Exhibit 10.27 to the Issuer’s quarterly report on Form 10-Q for the quarterly period ended December 31, 2015, filed on February 17, 2016).

(7)	Form of Amended and Restated Secured Convertible Promissory Note (incorporated by reference to Exhibit 10.28 to the Issuer’s quarterly report on Form 10-Q for the quarterly period ended December 31, 2015, filed on February 17, 2016).

(8)	Form of Warrant to Purchase Shares (incorporated by reference to Exhibit 10.29 to the Issuer’s quarterly report on Form 10-Q for the quarterly period ended December 31, 2015, filed on February 17, 2016).

(9)	Form of Amended and Restated Security Agreement, dated as of December 23, 2015, between the Issuer and the secured parties named therein (incorporated by reference to Exhibit 10.30 to the Issuer’s quarterly report on Form 10-Q for the quarterly period ended December 31, 2015, filed on February 17, 2016).

(10)	Form of Amended and Restated Registration Rights Agreement, dated as of December 23, 2015, between the Issuer, RSJ Private Equity and the holders named therein (incorporated by reference to Exhibit 10.31 to the Issuer’s quarterly report on Form 10-Q for the quarterly period ended December 31, 2015, filed on February 17, 2016).

(11)	Written Consent of the Noteholders of the Issuer, dated as of August 15, 2016, Relating to Amendment No. 1 to Second Amended and Restated Note and Warrant Purchase Agreement, dated as of December 23, 2015, between the Issuer and the investors named therein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 15, 2016

RSJ PRIVATE EQUITY
INVESTICNI FOND S PROMENNYM ZAKLADNIM KAPITALEM, A.S.

By:	/s/ Jan Vyhnálek
Name: Jan Vyhnálek
Title: Statutory Director/CEO